Filed pursuant to Rule 497(a)
File No. 333-281763
Rule 482ad

EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE – Q4 2024





EAGLE POINT INCOME COMPANY

FEBRUARY 20, 2025

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointincome.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Income Company (EIC)

2. Senior Investment Team and Investment Process

3. CLO Market Overview

4. EIC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT INCOME COMPANY(EIC)





INTRODUCTION TO EIC
Company and Adviser Overview



The Company: Eagle Point Income Company Inc. (EIC)

IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective to generate high current income, with a secondary objective to generate capital appreciation by investing primarily in junior debt tranches of collateralized loan obligations ("CLOs") with a focus on BB-rated CLO debt[1] ▪ Up to 35% of assets may be invested in equity tranches of CLOs[2]
Total Market Capitalization	▪ $464.2 million[3]
Distributions	▪ Monthly distribution of $0.20 per share of common stock beginning in January 2024 (distribution rate of 15.2%)[4] ▪ $9.42 cumulative common distributions per share since IPO[4]

The Adviser: Eagle Point Income Management LLC

History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 94 professionals[5]
Assets Under Management ("AUM")	▪ Over $12 billion AUM across the Eagle Point platform on behalf of institutional, high net worth and retail investors[6]

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2. As measured at the time of investment.
3. Combined market capitalization of EIC, EICA, EICB and EICC based on securities outstanding as of December 31, 2024 and closing market prices as of January 31, 2025.
4. Based on EIC's closing market price of $15.80 per share on January 31, 2025 and amount and frequency of regular distributions most recently declared by the Company. Cumulative common distribution amount is as of December 31, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Not a guarantee of future distributions or yield.
5. As of January 31, 2025. Professionals count includes employees of Eagle Point Credit Management LLC and certain of its affiliates.
6. As of December 31, 2024. AUM represents gross assets, inclusive of committed but undrawn capital, managed by Eagle Point Credit Management LLC and certain of its affiliates.

INTRODUCTION TO EIC
EIC Highlights



CLO Junior Debt is an Attractive Asset Class	▪ BB-rated CLO debt has had a relatively **low historical default rate** of 4 bps per annum[1] ▪ Eagle Point believes BB-rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds ▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from elevated interest rates ▪ The S&P UBS Leveraged Loan Index has generated positive total returns in 30 of the past 33 full calendar years[2]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of Eagle Point's Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors
Industry Recognition	▪ Creditflux award for "Best Public Closed-End CLO Fund" for 2023[3]

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 2.

1. S&P Global CLO Spotlight: Thirty Years Strong: U.S. CLO Tranche Defaults From 1994 Through First-Quarter 2024. See page 8.
2. The S&P UBS Leveraged Loan Index, formerly known as Credit Suisse Leveraged Loan Index (CSLLI), tracks the investable universe of the U.S. dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA U.S. Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 14.
3. The award was won by EIC on May 15, 2024 as part of Creditflux's CLO Manager Awards. Public closed-end funds were judged using the change in value of the fund over the year accounting for share issuance and distributions. The performance data on which the Creditflux award was based represents past performance. Past performance does not guarantee future results. EIC's investment adviser, an affiliate of Eagle Point, submitted Eagle Point Income Company's nomination for this award. More information on this award can be found on Creditflux's website (www.creditflux.com).



EIC currently pays a monthly distribution of $0.20 per share[1]

EIC Cumulative Distributions Per Share[2]

- 2019: $0.69
- 2020: $2.18
- 2021: $3.51
- 2022: $5.04
- 2023: $7.02
- 2024: $9.42

■ Regular Distributions ■ Special Distributions Declared During Year

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of December 31, 2024. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income." Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



Why Invest in BB-Rated CLO Debt?

EAGLE POINT INCOME COMPANY

Key Attributes

- Potential for lower credit expense
- Potential for higher returns
- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 – 1Q 2024, the cumulative default rate on BB-rated CLO debt was 1.2% (or ~ 4 bps per annum)[2]

1.2%
(30 out of 2,474 tranches)
BB-rated CLO debt tranches that did not default
BB-rated CLO debt tranches that defaulted



CLO BB versus BB HY Yield[3]



14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Return Profile
6.5%
11.5%
JP Morgan US High Yield BB YTW
BB CLO YTM

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 2.

1. Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as SOFR), plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. S&P Global CLO Spotlight: Thirty Years Strong: U.S. CLO Tranche Defaults From 1994 Through First-Quarter 2024; Adviser's analysis of market data over applicable periods. The default rate on BB-rated CLO debt is 1% as compared to 3% per annum for senior secured loans and 4% per annum for high-yield bonds for the same time period.
3. Source: J.P. Morgan, as of December 31, 2024.



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS



INVESTMENT PROCESS
Senior Investment Team





THOMAS MAJEWSKI
Founder and Managing Partner

30 Years of Experience

Direct experience in the credit markets dating back to the 1990s

- Spent his entire career in the credit and structured finance markets

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- EY Entrepreneur of the Year Award (2017)



DANIEL KO
Senior Principal and Portfolio Manager

19 Years of Experience

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



DANIEL SPINNER, CAIA
Senior Principal and Portfolio Manager

29 Years of Experience

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank



INVESTMENT PROCESS

Investment Strategy and Process

- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors
- Eagle Point believes the Firm's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ Proactive sourcing and identification of investment opportunities

✓ Methodical investment analysis and due diligence process

✓ Ongoing monitoring and risk management

Goal →



Outperform the CLO market over the long-term

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objectives or that the Adviser's investment process will achieve its desired results.





CLO MARKET OVERVIEW

EAGLE POINT
INCOME COMPANY

CLO MARKET OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]

U.S. Leveraged Loans Outstanding[1]



4% CAGR[3]

2018	$1,150
2019	$1,198
2020	$1,204
2021	$1,351
2022	$1,416
2023	$1,399
2024	$1,419

U.S. CLOs Outstanding[2]



Legend: CLOs Oustanding ($B) — CLO Count (#)

11% CAGR[3]

2018	$586
2019	$673
2020	$731
2021	$883
2022	$968
2023	$1,030
2024	$1,088

U.S. Leveraged Loans Fund Flows ($ Billions)[4]



Period	Fund Flows ($B)
2Q20	($6.1)
3Q20	($4.2)
4Q20	($0.6)
1Q21	$14.1
2Q21	$13.6
3Q21	$8.0
4Q21	$10.8
1Q22	$19.6
2Q22	($4.5)
3Q22	($15.2)
4Q22	($12.7)
1Q23	($11.0)
2Q23	($8.1)
3Q23	$0.9
4Q23	$0.5
1Q24	$4.2
2Q24	$7.9
3Q24	($2.6)
4Q24	$11.5

1. Source: Pitchbook LCD. As of December 31, 2024.
2. Source: Refinitive Leveraged Loan Monthly. As of December 31, 2024.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: JP Morgan as of December 31, 2024.

CLO MARKET OVERVIEW

Positive Loan Market Track Record

From 1992 through 2024, the S&P UBS Leveraged Loan Index generated positive total returns in 30 of the 33 full calendar years

S&P UBS Leveraged Loan Index Annual Total Return[1]



Annualized Return: 5.6%[1]
6.8%
11.2%
10.3%
8.9%
7.5%
8.3%
5.3%
4.7%
4.9%
2.7%
1.1%
11.0%
5.6%
5.7%
7.3%
1.9%
-28.8%
44.9%
10.0%
1.8%
9.4%
6.2%
2.1%
-0.4%
9.9%
4.2%
1.1%
8.2%
2.8%
5.4%
-1.1%
13.0%
9.1%
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 2.

Source: S&P UBS. Data as of December 31, 2024.

1. The S&P UBS Leveraged Loan Index, formerly known as the Credit Suisse Leveraged Loan Index (CSLLI), launched January 31,1992 and tracks the investable universe of the U.S. dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA U.S. Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO MARKET OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs



EAGLE POINT INCOME COMPANY

Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the S&P UBS Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]













Burger King, asurion, Virgin media, Hilton Hotels & Resorts, Petco, McAfee

Representative Company Capital Structure





Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity	**30-50%**

Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Average Recovery Rates (1973–2023)[4]

80%
60%
40%
20%
0%
Senior Secured Loans and Revolvers
Senior Secured Bonds
Senior Unsecured Bonds
Senior Subordinated Bonds

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 2.

1. BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as SOFR) plus a spread and, as a result, is expected to have lower interest rate risk than high yield bonds, which are fixed income securities, in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk, including increased risk of default by the CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: S&P Default, Transition, and Recovery: U.S. Recovery Study: Loan Recoveries Persist Below Their Trend. Published December 15, 2023. Mean Recovery Rate from 1973 – 2023.

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ■ Annual Repayment Rate — Average

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%
2024	27.9%

23.6% Cumulative Repayments (2008–2009)

Average: 31.0%

CLO MARKET OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company focuses primarily in junior debt tranches of CLOs, with a focus on BB-rated CLO debt

CLO Assets

CLO Liabilities and Equity

Primarily Floating Rate Loan Collateral

Portfolio of Primarily Senior Secured Loans
Typically B-Rated on Average

AAA-Rated Debt Tranche
60-65%

AA-Rated Debt Tranche
9-13%

A-Rated Debt Tranche
5-9%

BBB-Rated Debt Tranche
4-6%

BB-Rated Debt Tranche
4-6%

Unrated Equity Tranche
8-11%

Primarily Floating Rate CLO debt

The Company's Primary Focus

Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)

- Match funded (i.e., limited refinancing risk on CLO debt)[1]

- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

CLO MARKET OVERVIEW
Key Forms of Credit Enhancement for CLO Debt Investors



CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**

  - At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)

- **Excess Spread**

  - Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors

- **Non-Static Structure**

  - The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In Eagle Point's opinion, these "self-correcting" structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

---

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.





EIC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q4 2024 (Unaudited)	Q3 2024 (Unaudited)	Q2 2024 (Unaudited)	Q1 2024 (Unaudited)	Q4 2023 (Unaudited)
(Dollar amounts are per share of common stock)[2]					
Weighted Average Effective Yield on the Portfolio[3]	12.13%	11.86%	13.09%	13.28%	13.29%
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses	$0.46	$0.49	$0.52	$0.55	$0.56
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses	0.08	0.08	0.02	0.02	0.00
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses	$0.54	$0.57	$0.54	$0.57	$0.56
Non-Recurring Losses and Expenses[4]	$0.00	$0.00	($0.10)	($0.01)	($0.02)
Total U.S.GAAP NII and Realized Gain/(Loss)	$0.54	$0.57	$0.44	$0.56	$0.54
Common Share Distributions Paid[5]	$0.60	$0.60	$0.60	$0.60	$0.54
Common Share Market Price (period end)	$15.54	$16.12	$15.80	$16.65	$14.57
Net Asset Value (period end)	$14.99	$14.90	$15.24	$15.12	$14.39
$ Premium / (Discount)	$0.55	$1.22	$0.56	$1.53	$0.18
% Premium / (Discount)	3.7%	8.2%	3.7%	10.1%	1.3%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Debt	$318.8	$304.0	$261.0	$210.6	$171.1
CLO Equity	104.9	81.2	68.9	69.6	63.3
Other Investments	11.8	5.0	0.8	0.7	0.5
Cash	8.1	3.2	10.6	0.1	0.9
Receivables and Other Assets	11.9	11.2	9.5	8.5	7.9
Liabilities					
Preferred Stock	(129.6)	(117.5)	(109.2)	(73.0)	(69.5)
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	(2.0)	(8.0)	0.00	(18.8)	(14.5)
Payables and Other Liabilities	(6.9)	(2.5)	(1.8)	(1.8)	(1.5)
Net Assets of Common Shares	$317.0	$276.6	$239.8	$195.9	$158.2
Weighted Average of Common Shares for the period	19,682,751	17,327,846	14,269,878	12,137,331	10,263,428
Common Shares Outstanding at end of period	21,143,481	18,561,120	15,730,126	12,958,326	10,997,398

1. The information contained herein is unaudited. The information shown is derived from the Company's 2024 Annual Report, 2024 Semiannual Report, 2023 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 1 on page 23 for important information related to weighted average effective yield.
4. Q2 2024 results include non-recurring expenses incurred in relation to the issuance of the Company's 8.00% Series C Term Preferred Shares. Q1 2024 results include non-recurring expenses incurred in relation to the issuance of the Company's 7.75% Series B Term Preferred Shares and excise tax. Q4 2023 results include non-recurring excise tax.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

EIC SUPPLEMENTAL INFORMATION

Portfolio Details – Q4 2024



CLO Holdings (As of December 31, 2024)	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt				
AGL 12 Class E Notes	$1,800,000	100.56	$1,810,080	11.03%
AGL 17 Class E Notes	2,400,000	100.73	2,417,520	10.97%
Alcentra Shackleton 2019-XIV Class E-R Notes	1,025,000	100.63	1,031,458	12.20%
AMMC 25 Class E-R Notes	5,000,000	100.14	5,007,000	11.41%
Anchorage Capital 11 Class E-R2 Notes	5,000,000	101.03	5,051,500	11.96%
Anchorage Capital CLO 17 Class E Notes	1,100,000	99.63	1,095,930	11.78%
Apollo RR 6 Class D-R Notes	5,000,000	99.57	4,978,500	10.77%
Apollo RR 7 Class D-1-B Notes	3,000,000	100.09	3,002,700	11.16%
Apollo RR 15 Class D Notes	5,000,000	99.77	4,988,500	11.12%
Apollo RR 16 Class D Notes	5,000,000	100.28	5,014,000	11.17%
Ares XXXIV Class E-R Notes	1,517,600	100.44	1,524,277	11.76%
Ares XXVII Class E-R3 Notes	2,000,000	99.99	1,999,800	11.30%
Ares XXVIII-R CLO Ltd Class E Notes	5,000,000	100.37	5,018,500	10.61%
Ares LII Class E-R Notes	5,000,000	100.42	5,021,000	11.34%
Ares LIV Class E Notes	1,425,000	100.41	1,430,843	12.26%
Ares LIX Class E Notes	3,700,000	100.61	3,722,570	11.14%
Ares LVII Class E-R Notes	5,150,000	99.52	5,125,280	11.16%
Ares LXII Class E Notes	3,850,000	100.58	3,872,330	11.39%
Bain Capital Credit 2019-2 Class E-R Notes	3,000,000	99.69	2,990,700	11.23%
Barings 2018-IV Class E Notes	840,000	100.15	841,260	10.74%
Black Diamond 2016-1 Class D-R Notes	1,050,000	98.14	1,030,470	10.48%
Black Diamond 2017-1 Class D Notes	3,600,000	100.16	3,605,760	11.50%
Blackstone Cook Park Class E Notes	4,575,000	100.13	4,580,948	10.31%
Blackstone Harbor Park Class E Notes	4,250,000	100.57	4,274,225	10.48%
Blackstone Southwick Park LLC Class E-R Notes	5,250,000	100.36	5,268,900	11.13%
Blackstone Thayer Park Class D-R Notes	3,625,000	100.27	3,634,788	11.13%
Brigade Battalion XII Class E Notes	5,060,000	90.49	4,578,794	10.84%
Brigade Battalion XXI Class E Notes	5,375,000	90.49	4,863,838	11.38%
Carlyle US CLO 2018-2 Class D Notes	5,500,000	99.80	5,489,000	10.17%
Carlyle US CLO 2019-1 Class D Notes	3,475,000	100.51	3,492,723	11.58%
Carlyle US CLO 2021-10 Class E-R Notes	5,000,000	100.00	5,000,000	11.13%
Carlyle US CLO 2022-1 Class E Notes	2,250,000	100.23	2,255,175	12.01%
CarVal II Class E-R-2 Notes	4,850,000	100.50	4,874,250	10.86%
CBAM 2021-15 Class E Notes	5,000,000	99.38	4,969,000	12.27%
CIFC Funding 2015-I Class E-RR Notes	5,000,000	100.31	5,015,500	10.89%
CIFC Funding 2017-I Class E-RR Notes	5,000,000	102.41	5,120,500	11.36%
CIFC Funding 2017-II Ltd Class E Notes	3,750,000	99.99	3,749,625	10.83%
CIFC Funding 2017-III Class E-R Notes	3,000,000	102.63	3,078,900	11.32%
CIFC Funding 2018-II Class E-R Notes	800,000	101.23	809,840	10.40%
CIFC Funding 2018-III Class E Notes	4,750,000	100.25	4,761,875	10.39%
CIFC Funding 2021-III Class E-1 Notes	3,750,000	100.52	3,769,500	11.32%
CSAM Madison Park XXVII Class D Notes	3,050,000	100.03	3,050,915	9.88%
CSAM Madison Park XLII Class E Notes	3,375,000	100.03	3,376,013	10.94%
CSAM Madison Park Funding LI Class E Notes	5,000,000	100.09	5,004,500	11.15%
CVC Apidos CLO XXXIX Class E Notes	4,850,000	100.47	4,872,795	11.62%
DFG Vibrant VIII Class D Notes	1,750,000	98.38	1,721,650	10.63%
Elmwood 16 Class E-R Notes	5,000,000	102.44	5,122,000	11.37%
Elmwood 20 Class E-R Notes	1,875,000	101.18	1,897,125	10.65%
Elmwood XXXIV Class E Notes	5,000,000	100.52	5,026,000	9.81%
First Eagle BSL 2019-1 Class D Notes	5,000,000	98.38	4,919,000	12.58%
First Eagle Wind River 2014-1 Class E-R Notes	2,550,000	79.73	2,033,115	11.19%
First Eagle Wind River 2021-3 Class E Notes	5,000,000	92.81	4,640,500	11.48%
Generate 2 Class E-R2 Notes	2,850,000	102.94	2,933,790	11.98%
Generate 17 Class E Notes	3,130,000	102.72	3,215,136	11.28%
Invesco 2022-1 Class E Notes	4,850,000	98.02	4,753,970	10.92%
King Street Rockford Tower 2017-3 Class E Notes	1,030,000	100.15	1,031,545	10.63%
King Street Rockford Tower 2018-1 Class E Notes	2,250,000	98.70	2,220,750	10.63%
King Street Rockford Tower 2018-2 Class E Notes	5,000,000	99.19	4,959,500	10.88%
King Street Rockford Tower 2019-2 Class E Notes	3,000,000	99.19	2,975,700	10.83%

CLO Holdings (As of December 31, 2024)	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt				
KKR 14 Class E-R Notes	$2,700,000	100.20	$2,705,400	11.07%
KKR 17 Class E-R Notes	2,760,000	100.45	2,772,420	12.31%
KKR 22 Class E Notes	5,075,000	100.03	5,076,523	10.88%
KKR 26 Class E-R Notes	2,650,000	100.51	2,663,515	12.07%
KKR 27 Class E-R2 Notes	3,000,000	100.00	3,000,000	10.66%
KKR 32 Class E-R Notes	5,500,000	102.10	5,615,500	11.76%
KKR 49 Class E-R Notes	3,000,000	102.52	3,075,600	11.44%
LCM XVIII Class E-R Notes	600,000	82.03	492,180	10.83%
Marathon XIII Class D Notes	3,500,000	93.47	3,271,450	11.90%
MJX Venture 36 Class E Notes	5,607,455	69.71	3,908,957	11.80%
MJX Venture 43 Class E Notes	2,500,000	90.75	2,268,750	12.07%
Morgan Stanley Eaton Vance 2022-18 Class E-R Notes	1,838,000	100.12	1,840,206	10.71%
Neuberger Berman XVII Class E-R3 Notes	875,000	102.52	897,050	11.38%
Neuberger Berman Loan Advisers 24 Class E-R2 Notes	2,300,000	103.30	2,375,900	11.62%
Neuberger Berman Loan Advisers 33 Class E-R Notes	5,000,000	100.25	5,012,500	11.16%
Octagon XV Class E-R Notes	2,885,000	100.03	2,885,866	11.88%
Octagon 37 Class D Notes	2,575,000	95.70	2,464,275	10.29%
Octagon 38 Class D-R Notes	4,725,000	100.84	4,764,690	12.38%
Octagon 39 Class E Notes	1,550,000	99.69	1,545,195	10.63%
Octagon 41 Class E-R Notes	5,000,000	99.49	4,974,500	12.05%
OZLM XXI Class D Notes	4,150,000	94.72	3,930,880	10.42%
Pikes Peak 3 Class E-RR Notes	425,000	99.99	424,958	11.50%
Prudential Dryden 37 Class ER Notes	500,000	96.06	480,300	10.07%
Prudential Dryden 43 Class E-R3 Notes	2,760,000	97.48	2,690,448	11.28%
Prudential Dryden 68 Class E-R Notes	5,300,000	96.00	5,088,000	11.67%
Rad 12 Class E Notes	2,150,000	100.28	2,156,020	11.20%
Rad 26 Class E Notes	5,000,000	101.10	5,055,000	10.49%
Rad 27 Class E Notes	5,000,000	100.00	5,000,000	9.59%
Sculptor XXIX Class E Notes	3,800,000	99.69	3,788,220	12.49%
Sixth Street VIII Class D-R2 Notes	5,000,000	100.00	5,000,000	11.19%
Symphony XXI Class E-R Notes	2,800,000	100.55	2,815,400	11.52%
TCI-Symphony 2016-1 Class E-R-2 Notes	5,000,000	99.44	4,972,000	11.67%
B-Rated CLO Debt				
CIFC Funding 2018-IV Class E Notes	2,000,000	95.45	1,909,000	12.61%
Total CLO Debt	$285,910,600	98.77	$318,842,066	

Source: Consolidated Schedule of Investments of the Company's 2024 Annual Report. Rating categories are based on the original securities ratings.

EIC SUPPLEMENTAL INFORMATION

Portfolio Details – Q4 2024 (Cont.)



CLO Holdings (As of December 31, 2024)	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
CLO Equity				
AMMC 30 Subordinated Notes	$5,000,000	78.26	$3,913,080	16.59%
Apollo RR 23 Subordinated Notes	5,000,000	61.57	3,078,257	12.41%
Apollo RR 28 Subordinated Notes	4,050,000	45.98	1,862,139	14.08%
Ares XLIV Subordinated Notes	13,105,000	27.14	3,556,616	13.79%
Ares LVIII Subordinated Notes	4,000,000	56.94	2,277,734	16.30%
Ares LXV Subordinated Notes	4,450,000	65.89	2,932,072	18.18%
Bain Capital Credit 2021-2 Subordinated Notes	5,030,000	47.31	2,379,752	29.59%
Bain Capital Credit 2021-7 Subordinated Notes	5,750,000	44.61	2,565,099	13.47%
Bardin Hill 2021-2 Subordinated Notes	5,000,000	58.36	2,917,977	24.81%
Barings 2021-I Subordinated Notes	4,000,000	52.04	2,081,763	7.71%
Barings 2021-III Subordinated Notes	5,000,000	43.30	2,164,816	5.35%
Blackstone Boyce Park Subordinated Notes	3,000,000	66.53	1,995,796	20.68%
Blackstone Boyce Park Class M-2 Notes	3,214,286	1.21	38,917	10.44%
Blackstone Clover 2021-2 Subordinated Notes	2,350,000	66.57	1,564,336	20.59%
Blackstone Kings Park Subordinated Notes	1,150,000	57.46	660,766	25.61%
Blackstone Lodi Park Income Notes	1,575,000	92.42	1,455,641	14.08%
Blackstone Lodi Park Subordinated Notes	925,000	93.02	860,399	14.08%
Blackstone Point Au Roche Park Subordinated Notes	5,945,000	59.08	3,512,310	14.20%
Carlyle US CLO 2021-2 Subordinated Notes	3,000,000	57.81	1,734,353	8.44%
Carlyle US CLO 2021-5 Subordinated Notes	5,000,000	54.04	2,701,817	6.90%
Carlyle US CLO 2021-6 Subordinated Notes	5,000,000	44.27	2,213,466	18.58%
Carlyle US CLO 2022-2 Subordinated Notes	6,279,700	61.83	3,882,602	17.50%
Carlyle US CLO 2022-4 Subordinated Notes	4,000,000	96.57	3,862,751	15.96%
Carlyle US CLO 2022-5 Subordinated Notes	5,000,000	70.70	3,534,948	16.91%
CBAM 2019-9 Subordinated Notes	6,175,000	34.15	2,108,800	16.53%
CIFC Funding 2019-VI Subordinated Notes	7,000,000	72.45	5,071,158	19.97%
CIFC Funding 2022-IV Subordinated Notes	1,100,000	71.53	786,776	16.32%
CSAM Madison Park XXXVII Subordinated Notes	4,471,866	57.99	2,593,157	18.08%
Elmwood 21 Subordinated Notes	5,000,000	57.73	2,886,735	10.83%
First Eagle Wind River 2022-1 Subordinated Notes	5,490,000	46.82	2,570,178	16.61%
Generate 5 Subordinated Notes	5,000,000	48.38	2,418,804	15.82%
KKR 29 Subordinated Notes	5,500,000	58.03	3,191,535	14.89%
KKR 32 Subordinated Notes	3,050,000	61.85	1,886,458	17.63%
Marathon XIII Subordinated Notes	5,300,000	17.95	951,441	0.47%
MJX Venture 37 Subordinated Notes	5,200,000	24.00	1,248,000	0.00%
Napier Park Regatta XVIII Subordinated Notes	3,175,322	62.71	1,991,164	19.65%
Napier Park Regatta XXVIII Subordinated Notes	3,466,000	78.48	2,719,977	16.39%
Octagon 37 Subordinated Notes	6,000,000	18.00	1,080,000	0.00%
Octagon 43 Income Note	5,750,000	43.47	2,499,373	4.99%
Octagon 49 Subordinated Notes	8,250,000	46.31	3,820,653	16.14%
Onex OCP 2022-24 Subordinated Notes	5,000,000	72.31	3,615,453	14.03%
Prudential Dryden 113 Income Notes	2,500,000	84.87	2,121,712	21.03%
Total CLO Equity	**$199,252,174**	**52.66**	**$104,934,961**	
Total CLO Holdings	**$485,162,774**		**$423,777,027**	
Total Non-CLO Holdings	**$11,920,358**		**$11,818,940**	
Total Holdings	**$497,083,132**		**$435,595,967**	

Source: Consolidated Schedule of Investments of the Company’s 2024 Annual Report. Rating categories are based on the original securities ratings.

EIC SUPPLEMENTAL INFORMATION
Portfolio Investments and Underlying Portfolio Characteristics



Summary Statistics[1]

WA Effective Yield on the CLO Portfolio	12.13%
WA Effective Yield on CLO Debt	11.21%
WA Coupon on CLO Debt	11.24%
WA Mark on CLO Debt	98.77%
WA Effective Yield on CLO Equity	14.57%

Summary of Underlying Portfolio Characteristics[3]

Number of Unique Underlying Loan Obligors	1,451
Largest Exposure to an Individual Obligor	0.64%
Average Individual Loan Obligor Exposure	0.07%
Top 10 Obligors Loan Exposure	5.27%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	96.90%
WA Junior OC Cushion Senior to the Security[5]	4.63%
WA Market Value of Loan Collateral	97.17%
WA Stated Loan Spread	3.46%
WA Loan Rating[6]	B+/B
WA Loan Maturity	4.4 years
WA Remaining CLO Reinvestment Period	3.0 years

Summary of Portfolio Investments and Cash[2]



BB-Rated CLO Debt: $316.9mm (72.8%)

B-Rated CLO Debt: $1.9mm (0.4%)

CLO Equity: $104.9mm (24.1%)

Other: $11.8mm (2.7%)

Cash and Borrowing Capacity: $26.1 million[2]

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Amounts shown are rounded, and therefore, totals may not foot. Please see Important Information on page 2.

1. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of December 31, 2024. CLO positions are entitled to recurring distributions, which for CLO equities are generally equal to the remaining cash flow of payments made by underlying assets, less contractual payments to debt holders and CLO expenses. The effective yield is estimated based on the current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. The weighted average effective yield is calculated based on the current amortized cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
2. Represents the estimated fair value of investments as of December 31, 2024. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of December 31, 2024. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", investments held by the Company as of December 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2024 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2024 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on December 31, 2024.
6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

EIC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of December 31, 2024, EIC has exposure to 1,451 unique underlying borrowers across a range of industries

Obligor and Industry Exposure				
Top 10 Underlying Obligors[1]	**% Total**		**Top 10 Industries of Underlying Obligors[1,2]**	**% Total**
Asurion	0.6%		Technology: Software & Services	12.0%
Transdigm	0.6%		Health Care Providers & Services	5.5%
Ineos	0.6%		Media	5.5%
Medline Industries	0.6%		Hotels, Restaurants & Leisure	5.1%
Numericable	0.5%		Diversified Financial Services	3.9%
Mcafee	0.5%		Commercial Services & Supplies	3.9%
Virgin Media	0.5%		Professional Services	3.8%
Allied Universal	0.5%		Chemicals	3.6%
Tibco Software	0.5%		Diversified Telecommunication Services	3.6%
Peraton	0.4%		Insurance	3.4%
Total	**5.3%**		**Total**	**50.4%**

Note: Amounts shown are rounded, and therefore totals may not foot.
1. The information presented herein is on a look-through basis to the CLO investments held by the Company as of December 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2024, and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown.



Maturity Distribution of Underlying Obligors

Prior to 2027, only 5.2% of EIC's underlying loan portfolio matures

% of Fund Exposure

Underlying Loan Maturity	%
2025	1.2%
2026	4.0%
2027	10.5%
2028	35.0%
2029	15.5%
2030	10.5%
2031	22.8%
2032+	0.5%

The information presented herein is on a look-through basis to the CLO investments held by the Company as of December 31, 2024 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2024 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2024 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2024 and this data may not be representative of current or future holdings.





SELECTED MARKET DATA

EAGLE POINT

INCOME COMPANY

SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD. As of September 30, 2024.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA U.S. Leveraged Loan Index. As of September 30, 2024, this included approximately $186 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA

Credit Fundamentals









Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

9.1% 9.9% 8.9% 10.5% 9.3% 11.0% 13.5% 16.3% 12.4% 12.5% 13.6% 10.3% 6.3% 3.9% 5.4% 4.8% 7.2% 8.5% 6.2% 8.7% 10.0% 9.4% 9.6% 11.8% 13.6% 11.0% 9.3% 6.1% 4.5% 5.7% 4.2% 0.9% (13.1%) (2.6%) 2.7% 12.5% 27.2% 18.0% 16.7% 18.2% 15.4% 15.1% 11.7% 6.9% 4.3% 2.4% 3.0% 3.9% 2.2% 4.1%
Revenue Growth % (YoY)
2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

12.2% 9.3% 8.3% 6.8% 6.1% 6.8% 8.8% 7.1% 8.8% 9.5% 10.2% 5.8% 7.1% 6.2% 7.0% 7.1% 5.8% 4.3% 5.2% (1.3%) 4.7% 5.8% 4.7% 9.3% 12.1% 13.3% 9.5% 2.7% 1.7% 2.5% 0.0% (9.5%) (22.7%) (1.5%) 4.9% 15.7% 20.9% 13.1% 7.8% 15.0% 11.2% 14.0% 4.8% 5.5% 2.4% 1.8% 3.1% 3.2% 3.8% 4.6%
EBITDA Growth % (YoY)
2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24

Source: Pitchbook LCD. As of September 30, 2024.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA U.S. Leveraged Loan Index. As of September 30, 2024, this included approximately $186 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+1 basis

Annual CLO Trading Volume

($Billions)

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.5
2012	$70.5	$35.4	$106.0
2013	$36.6	$42.7	$79.4
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$89.9
2017	$42.1	$26.2	$68.4
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
2023	$40.5	$159.9	$200.4
2024	$57.5	$144.5	$202.0

There was over $165 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. As of December 31, 2024.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340-8510